March 30, 2009

Securities and Exchange Commission

Office of Filings, Document Control

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Joint Insured Fidelity Bond
Domini Social Investment Trust
(File No. 811-5823)

Dear Sir/Madam:

On behalf of Domini Social Investment Trust and pursuant to the requirements of paragraph (g)(1) of Rule 17g-1 under the Investment Company Act of 1940, as amended, we enclose for filing an amendment to the joint insured fidelity bond for the Domini Funds. This amendment is being filed for the purpose of adding two new share classes — Institutional shares and Class A shares – to the coverage of the Bond for certain series of the Domini Social Investment Trust.

We are submitting to you the following documents:

(i)	a copy of the endorsement (No. 7) to the Joint Insured Fidelity Bond;

(ii)	a copy of the Joint Insured Fidelity Bond, as amended (No. 621-3944);

(iii)	a certified copy of the resolution of a majority of the board of trustees who are not “interested persons” of Domini Social Investment Trust approving the amount, type, form, and coverage of the joint insured fidelity bond and the portion of the premium to be paid by each investment company; and

(iv)	a copy of the amended and restated agreement between Domini Social Investment Trust and the other named insureds entered into pursuant to paragraph (f) of Rule 17g-1.

Domini Social Investment Trust has authorized us to advise you as follows:

(i)	Domini Social Investment Trust would have provided and maintained a single insured bond in the amount of $1,250,000 had it not been named as an insured under the Joint Insured Fidelity Bond.

(ii)	Premiums have been paid on the Joint Insured Fidelity Bond for the period from November 1, 2008, to November 1, 2009.

Should you have any questions regarding this filing, please call the undersigned at (212) 217-1071.

Sincerely,

/s/ Maurizio Tallini
Maurizio Tallini, CPA
Chief Compliance Officer